U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING



(Check One): [ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
[X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

                        For Period Ended: December 31, 2000

                    [ ]  Transition Report on Form 10-K
                    [ ]  Transition Report on Form 20-F
                    [ ]  Transition  Report on Form 11-K
                    [ ]  Transition Report on Form  10-Q
                    [ ]  Transition  Report on Form N-SAR

                    For the Transition Period Ended:
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     NOTHING IN THIS FORM SHALL BE  CONSTRUED TO IMPLY THAT THE  COMMISSION  HAS
VERIFIED ANY INFORMATION CONTAINED HEREIN.
================================================================================

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

                                Accuhealth, Inc.
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Full Name of Registrant

                                       N/A
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Former Name if Applicable

                            Ridge Hill
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Address of Principal Executive
 Office (Street and Number)

                           Yonkers, New York 10710
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City, State and Zip Code

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PART II - RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     |  (a) The reasons described in reasonable detail in Part III of this form
     |      could not be eliminated without unreasonable effort or expense.
     |
     | (b) The subject annual report, semi-annual report, transition report on | Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be | filed on or before the fifteenth calendar day following the | prescribed due date; or the subject quarterly report or transition
[X]  |      report on Form 10-Q,  or portion  thereof will be filed on or before
     |      the fifteenth calendar day following the prescribed due date; and
     |
     |  (c) The  accountant's  statement  or  other  exhibit  required  by  Rule
     |      12b-25(c) has been attached if applicable.
     |
     |

PART III - NARRATIVE

     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

     The registrant has continued to experience difficulty in preparing its consolidated financial statements due to delays in the closing of various application systems and staff shortage in the accounting department.

PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact to this notification

Glenn C. Davis                                 914        964-6710
----------------------------------------     -------   ------------------------
(Name)                                      (Area Code)   (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                                                  [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The results of operations for the three months ended December 31, 2000 as compared to the same quarter 1999 is estimated to report a loss of approximately $715,000 versus $914,000. The improvement was due to a decrease in gross profit of approximately $1,650,000 resulting from decreased sales of approximately $6,500,000. Reductions in SG&A of approximately $1,750,000 due primarily to compensation decreases of approximately $1,200,000 and decreases in interest of approximately $100,000 more than offset the decrease in gross profit resulting in $200,000 less in losses for the three months.

     The results of operations for the nine months ended December 31, 2000 as compared to the same period 1999 is estimated to report a loss of approximately $4,350,000 versus $3,100,000. The increased loss is due to a decrease in gross profit of approximately $4,400,000 offset by a decrease in SG&A of approximately $3,100,000 and decreases in interest expense of $100,000. The decrease in SG&A was primarily due to decrease in compensation of approximately $3,500,000 offset by an increase in bad debt expense of approximately $400,000.

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                                Accuhealth, Inc.

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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 14, 2001               By /s/ GLENN C. DAVIS
      -----------------                 ----------------------------------------
                                             Glenn C. Davis
                                             President & CEO

         INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION

     Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

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